

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2014

Via E-mail
Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
353 E. Six Forks Road, Suite 270
Raleigh, North Carolina 27609

> **Re: AmericaTowne, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed November 13, 2014**
> **Response dated October 31, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed October 31, 2014**
> **File No. 000-55206**

Dear Mr. Perkins:

We have reviewed your above mentioned filings and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed November 13, 2014

Item 1A. Risk Factors, page 17

Risks Related to Ownership of Our Common Stock, page 29

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies…, page 33

1.   We note your response to comment 5. It does not appear that you revised your disclosure to clarify that you did not opt out, and instead elected to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise.

Item 2. Financial Information, Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 33

Discussion, page 34

2.   We note your response to comment 8. It remains unclear what you mean by "achieved
        sales". Please clarify whether this $315,166 represents revenue that has been earned, or
        the value of contractual arrangements that you have entered into.

Critical Accounting Policies, page 35

3.   We note your response to comment 9. You identify two types of agreements offered to
        customers, but you do not explain the nature of the deliverables under the arrangements,
        or specifically how you recognize revenue for those types of deliverables or
        arrangements. Please expand your disclosure to explain, for instance, how revenue from
        Licensing, Lease and Use arrangements is recognized. Include your consideration of the
        nature of deliverables or performance obligations associated with these arrangements in
        determining the appropriate recognition policy, and whether, if there is a contract term,
        revenue is recognized ratably over a contractual period, or based on some other timetable
        or deliverable. Similarly, with regard to your Exporter Services Agreements, please
        explain the nature of revenue earned from this type of arrangement and how it is
        recognized. Include reference to authoritative literature used as guidance.

Exhibit 99.1

Unaudited Financial Statements as of June 30, 2014 and for the period from April 22, 2014 (Date
of Inception) to June 30, 2014

4.   We note your response to comment 13. You do not appear to have applied push-down
        accounting to your financial statements as of, and for the period from April 22, 2014 to,
        June 30, 2014. Please revise or advise us in detail.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Item 1. Financial Statements

Balance Sheet

5.   Your common stock balance does not reconcile to the number of shares outstanding.
        Please revise in future filings, or advise us in detail.

6.   Further, please revise your APIC and Retained Earnings balances to reflect the
        application of push-down accounting, including the elimination of accumulated deficit
        upon acquisition.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

7.   Please revise your disclosure, in future filings, to describe and quantify the significant components of, or the underlying reasons for changes in, revenues and costs, as applicable. Your discussion should include information that you utilize in evaluating your business that would assist an investor in making a well-informed investment decision. It should address, for instance, whether changes in revenue and/or costs are a result of entering or exiting service, licensing or export agreements, increased penetration, adding new service or product offerings.

        You may contact Kenya Gumbs, Senior Staff Accountant, at 202-551-3373 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310, Paul Fischer, Senior Counsel, at 202-551-3415 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director